EXHIBIT D

Officer Certification of Financial Condition

Issuer: Hope Multiplied LLC | **Fiscal Year End:** May 30 | **Date of Certification:** March 2026

Regulatory Basis for This Certification

Hope Multiplied LLC commenced operations in June 2025 and has been operating for less than one full fiscal year as of the date of this filing. Pursuant to Rule 201(t) of Regulation Crowdfunding (17 C.F.R. § 227.201(t)), issuers that have not previously sold securities in reliance on Section 4(a)(6) and whose financial statements have not been previously required to be reviewed or audited may satisfy the financial disclosure requirement through officer-certified financial information. The undersigned Manager hereby certifies the financial information contained in this Exhibit D as true, complete, and accurate to the best of his knowledge as of the date of certification.

1. Operating History

HOPE MULTIPLIED, LLC is a mission-driven media and marketing company formed in May 2025 in the State of Oklahoma. The company was established to raise and manage funds supporting the production, marketing, and distribution of the feature-length documentary *No Limbs No Limits: The Nick V Story*. The film is scheduled for U.S. theatrical release on September 25, 2026 through Fathom Entertainment, followed by non-theatrical exhibition in churches and schools, premium VOD, home entertainment, international digital distribution and any other ancillary revenue..

In addition to supporting the film's production and promotional efforts, the company may also facilitate disbursements to producers (Production Debt) and to participating crowd investors in accordance with applicable agreements and the film's overall revenue distribution structure.

As of the date of this certification, the Company has been in active operation for less than one full year (fiscal year ending May 31). The Company has not filed a federal or state tax return, as none has yet become due.

2. Cash Position

Description	Amount (USD)
Opening cash position (June 2025)	$100
Current cash position (as of most recent bank statement)	$426

Cash balances reflect active deployment of operating funds toward Film marketing, partnership development, and audience validation activities throughout the operating period, as further described in Section 5 below.

3. Sources of Operating Funds — Related-Party Disclosure

During the operating period, the Company received approximately $150,000 total in funding from the following sources, which constitutes a related-party transactions and are disclosed herein in accordance with Rule 201(l) of Regulation Crowdfunding:

Source	Nature	Disclosure & Treatment
Third-Party Bridge Loan Investor	Short-term bridge loan (repaid)	A $150,000 bridge loan was received from an unaffiliated third-party investor to fund early operations. This loan has been fully repaid using AIA's prepaid marketing advance funds described above. As of the date of this certification, no bridge loan liability remains outstanding.
Attitude Is Altitude (AIA)	Prepaid marketing advance	AIA is an organization affiliated with Nick Vujicic, a 40% Founding Member of the Company. AIA provided a prepaid marketing advance of $150,000 to fund early-stage operations. This advance is outstanding and is expected to be reimbursed from Reg CF raise proceeds as an authorized marketing expense. AIA is the related-party media firm referenced in the Form C Related-Party Disclosure section.

Important: Outstanding Reimbursement Obligation to AIA

As of the date of this certification, Hope Multiplied LLC has an outstanding reimbursement obligation of $150,000 to Attitude Is Altitude (AIA) for the prepaid marketing advance described above. This obligation is expected to be satisfied from proceeds of the Regulation CF offering and is reflected in the Use of Proceeds section of the Form C as an authorized marketing expense. Investors should be aware that this reimbursement will be paid before other marketing expenditures are deployed from raise proceeds.

4. Income and Expense Summary (Cash Basis)

The following summary reflects the Company's operating income and expenses on a cash basis from inception (May 2025) through the date of this certification. Because the Company has operated for less than one full fiscal year, full-year financial statements are not yet available. This summary is prepared from internal records and bank statements.

INCOME	
Third-party bridge loan (received and repaid)	$150,000
Prepaid marketing advance from AIA (related party)	$150,000
Total funds received (gross)	$300,000
EXPENSES	
Repayment of third-party bridge loan	-$150,000
Management Consulting Fees	$-53,000*
Marketing development, test screenings, partnerships	-$96,500
Total operating expenses (estimated)	$149,500+
NET CASH POSITION (as of most recent bank statement)	**$499**

Marc Harper (Manager of Hope Multiplied LLC) has received a monthly management consulting fee. This is a related-party transaction disclosed in the Form C.

5. Use of Operating Funds to Date

Funds received have been deployed toward the following Film marketing and development activities:

- Advanced marketing development, strategy, and campaign planning
- Film trailer presentations at conferences and industry events
- Test marketing campaigns and audience validation initiatives
- Test screenings, audience feedback collection, and scoring analysis
- Oversight and coordination of post-production activities
- Securing marketing, distribution, and strategic partnerships (including Fathom Entertainment, Gloo and Outreach, multiple home entertainment partnerships)
- Manager consulting fees (Marc Harper) — related-party, disclosed

These expenditures were undertaken to advance the Film's readiness for commercial release and to position the Company's marketing campaign for execution upon closing of the Regulation CF offering.

6. Liabilities and Indebtedness

Obligation	Status
Third-party bridge loan	**Fully repaid — $0 outstanding**
AIA prepaid marketing advance (related party)	**$150,000 outstanding — to be repaid from Reg CF proceeds**
Other Marketing Expenses Payable	**$50,000 (Publicity, NRB Conference, Media)**
Credit facilities, bank debt, or interest-bearing loans	**None**
Overdrafts or other liabilities	**None**

7. Tax Status

Hope Multiplied LLC is organized as a limited liability company under Oklahoma law. The Company has not yet filed a federal or state income tax return, as no return has become due for the period since formation. No federal, state, or local taxes are currently owed or past due.

The Company intends to consult with a qualified tax professional regarding its tax treatment and filing obligations and will provide investors with appropriate tax documentation (such as IRS Form 1099) as required by applicable law.

Officer Certification

I, Marc Harper, Manager of Hope Multiplied LLC, hereby certify under penalty of law that the financial information contained in this Exhibit D is true, complete, and accurate to the best of my knowledge and belief as of the date set forth below, and that I have not omitted any information that would be material to an investor's understanding of the Company's financial condition. I understand that this certification is made in connection with a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and Rule 201(t) of Regulation Crowdfunding (17 C.F.R. § 227.201(t)).

HOPE MULTIPLIED LLC

An Oklahoma Limited Liability Company

By: Marc Harper

Name: Marc Harper

Title: Manager

Date: March 6th, 2026